Filed by Pinnacor Inc.
                                                           Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                             Subject Company: NMP, Inc., MarketWatch.com, Inc.,
                                                              and Pinnacor Inc.
                                                Commission File No.: 333-108282


On December 23, 2003, MarketWatch.com, Inc. and Pinnacor Inc. issued a joint press release announcing the date of the MarketWatch and Pinnacor special meetings called to approve the merger of MarketWatch and Pinnacor, entitled "MarketWatch.com and Pinnacor to Hold Stockholders Meetings on January 15, 2004; Merger Expected to Close Shortly Thereafter. The text of the press release follows.


 MARKETWATCH.COM AND PINNACOR TO HOLD STOCKHOLDERS MEETINGS ON JANUARY 15, 2004
                  MERGER EXPECTED TO CLOSE SHORTLY THEREAFTER

SAN FRANCISCO & NEW YORK, December 23, 2003 - MarketWatch.com, Inc. (Nasdaq:
MKTW) and Pinnacor Inc. (Nasdaq: PCOR) jointly announced today that each would hold a special meeting on January 15, 2004 at which time their stockholders will consider the proposed merger and related matters. MarketWatch.com's meeting is scheduled for 10:00 a.m., local time, at MarketWatch.com's headquarters at 825 Battery Street, San Francisco, California 94111. Pinnacor's meeting is scheduled for 10:00 a.m., local time, at Pinnacor's headquarters at 601 West 26th Street, 13th Floor, New York, New York 10001. In each case, stockholders of record on November 19, 2003 will be entitled to vote.

MarketWatch and Pinnacor will be mailing a Joint Proxy Statement-Prospectus describing the proposed merger and the related matters to their respective stockholders on or about December 24, 2003.

If the merger is approved by each company's stockholders, it is expected that the closing of the merger will occur shortly after the meetings.

ABOUT MARKETWATCH.COM, INC.
MarketWatch.com, Inc. (NASDAQ:MKTW) is a leading multimedia publisher of business news and information. Founded in 1997, MarketWatch.com operates two award-winning Web sites, CBS MarketWatch and BigCharts. The company produces the syndicated CBS MarketWatch Weekend TV program, airs financial reports over The CBS Television Network, and provides updates every 30 minutes on the MarketWatch.com Radio Network. MarketWatch.com licenses market news, investment analysis tools and sophisticated charting applications to financial services firms and media companies. MarketWatch.com also offers subscription products for individual investors, including the Hulbert Financial Digest. www.cbs.marketwatch.com

ABOUT PINNACOR, INC.
Pinnacor Inc. (Nasdaq: PCOR) is a provider of information and analytical applications to financial services companies and global corporations. The company delivers customized information, applications and tools that help businesses reduce costs through outsourcing and drive new revenue streams. Pinnacor's solutions encompass market data and investment analysis tools for financial services firms; critical business information for the enterprise; and personalized portal applications and messaging services for wireless carriers and ISPs. Pinnacor counts Barclays Global Investors, U.S. Bancorp Piper Jaffray, Tribune Media Services, Virgin Mobile and Verizon Wireless among its clients. Headquartered in New York City, Pinnacor also has offices in San Francisco, Calif.; Coralville, Iowa; London, U.K.; and Jerusalem, Israel. www.pinnacor.com.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
In connection with the merger, NMP, Inc. ("NMP") together with MarketWatch.com and Pinnacor filed a registration statement on Form S-4, as amended (Commission File No. 333-108282) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") which includes a joint proxy statement-prospectus. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement-prospectus and the other relevant materials because the materials contain important information about NMP, MarketWatch.com, Pinnacor and the merger. The joint proxy statement-prospectus will be mailed to the stockholders of MarketWatch.com and Pinnacor on or about December 24, 2003. The joint proxy statement-prospectus and other relevant materials, and any other documents filed by NMP, MarketWatch.com and Pinnacor with the Commission, may be obtained free of charge at the Commission's Web site at www.sec.gov. Both MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the common stock of MarketWatch.com or Pinnacor, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement-prospectus included with the Registration Statement.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This media release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations, and neither MarketWatch.com nor Pinnacor assumes any obligation to update this information. Actual future events and circumstances could differ materially from those set forth in these statements, including the ability of MarketWatch.com and Pinnacor to hold their respective stockholders meeting on the specified date and complete the merger in the first quarter of 2004, if at all. Factors that could cause actual future events and circumstances to differ include possible changes in capital market conditions or in the business, prospects, results of operations or financial condition of MarketWatch.com and Pinnacor, and other risks and uncertainties, including those detailed in the filings by MarketWatch.com and Pinnacor with the Commission.

                                      ###

Contacts:


Investors:
Anna Yen, Investor Relations, MarketWatch.com, 415-616-214,ayen@marketwatch.com

Rowan Hajaj, Investor Relations, Pinnacor, 212-691-7900, rhajaj@pinnacor.com



Press:

Dan Silmore, Media Relations, MarketWatch.com, 415-733-0582, dsilmore@marketwatch.com

Therese Bruno, Media Relations, Pinnacor, 212-659-2057, tbruno@pinnacor.com